SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____________)*

IsoRay, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46489V104

(CUSIP Number)

Stephen R. Boatwright, Esq.
Keller Rohrback, PLC
3101 North Central Ave., Suite 900
Phoenix, AZ 85012
(602) 248-0088

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

July 28, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46489V104	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Karen Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,550
	8	SHARED VOTING POWER 888,529
	9	SOLE DISPOSITIVE POWER 29,550
	10	SHARED DISPOSITIVE POWER 888,529
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 918,079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.28%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the "Common Stock") of IsoRay, Inc., a Minnesota corporation (the "Issuer"). The principal executive offices of the Issuer are located at 350 Hills Street, Suite 106, Richland, Washington 99354.

Item 2. Identity and Background.

This statement on Schedule 13D is being filed by Karen Thompson ("Ms. Thompson"). Ms. Thompson is a resident of the United States. Ms. Thompson is a diagnostic imaging information services manager, and a Director of the Issuer's subsidiary, IsoRay Medical, Inc. Ms. Thompson's residence address is 285 Dondero Way, San Jose, California 95119.

Ms. Thompson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Ms. Thompson been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On July 28, 2005, the Issuer completed a merger which resulted in IsoRay Medical, Inc. becoming a wholly-owned subsidiary of the Issuer, and as part of the merger, the Issuer issued shares of its common stock and other securities to the security holders of IsoRay Medical, Inc. As Ms. Thompson was a beneficial owner of certain shares of common stock in IsoRay Medical, Inc., upon the completion of the merger Ms. Thompson became the beneficial owner of 918,079 shares of Common Stock of the Issuer without the expenditure of any funds.

Item 4. Purpose of Transaction.

On July 28, 2005, Ms. Thompson was issued 918,079 shares of Common Stock of the Issuer as part of the Issuer's merger with IsoRay Medical, Inc. Ms. Thompson acquired these shares of Common Stock for investment purposes.

Ms. Thompson reserves the right to purchase additional shares of the Issuer's Common Stock or to dispose of such securities in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as set forth in this Schedule 13D, Ms. Thompson has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in parts (a) through (j) of Item 4 of Schedule 13D. However, as part of her ongoing review of investment alternatives, Ms. Thompson may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such events or matters, or may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

(a)  As of the date of the filing of this statement, Ms. Thompson beneficially owns 918,079 shares, representing approximately 10.28% of the shares of Common Stock reported to be outstanding in the Issuer's Current Report on Form 8-K/A filed on August 15, 2005.

(b)  Ms. Thompson has the sole power to vote or to direct the vote and to dispose or direct the disposition of 29,550 shares of Common Stock beneficially owned by her. Ms. Thompson has shared power to vote or to direct the vote and to dispose or direct the disposition of 888,529 shares of Common Stock beneficially owned by her. These 888,529 shares of Common Stock are held of record by the Lawrence Family Trust, organized under the laws of California, with its business address at 285 Dondero Way, San Jose, California 95119. Ms. Thompson is a trustee and one of four beneficiaries of the Lawrence Family Trust. The Lawrence Family Trust has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has the Lawrence Family Trust been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)  Except as disclosed in this Schedule 13D, Ms. Thompson has not effected any transaction in the Common Stock during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material To Be Filed As Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2005

/s/ Karen Thompson
Karen Thompson